Exhibit 99.1

Press Release

For immediate release

Liminal BioSciences Reports Fourth Quarter and Year End 2020 Financial Results

•	Initiated Phase 1 Multiple Ascending Dose Clinical Trial of Fezagepras
•	OXER1 Antagonist Preclinical R&D Program Acquired
•	Changes to Board of Directors & Executive Team
•	US$30M in gross proceeds from a private placement closed in November
•	C$29.1M in proceeds from long-term loan from SALP in September
•	Updated Business Strategy Focused on Small Molecule Therapeutics
•	PDUFA Target Action Date of June 5, 2021 for Ryplazim® (plasminogen) BLA Submission

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – March 24, 2021 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, today reported its financial results for the fourth quarter and year ended December 31, 2020.

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Liminal will host a conference call at 08:30am (ET) on Thursday March 25, 2021. The telephone numbers to access the conference call are 1-888-231-8191 and 647-427-7450. An audio replay of the call will be available as of Thursday March 25, 2021 at 11:30am (ET). The numbers to access the audio replay are 416-849-0833 and 1-855-859-2056 using the following password (8637937). A live audio webcast of the conference call will be available by clicking here.

“2021 is positioned to be an important year for key clinical trials in our small molecule therapeutics’ pipeline. We look forward to completing our phase 1 MAD study and are planning to advance our lead drug candidate, fezagepras, to enter later-stage clinical trials and believe our program prioritization positions us to capitalize on what we hope will be a pivotal year for the Company,” stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. “We will continue to work towards becoming a small molecule therapeutics business to efficiently utilize our financial, human and intellectual capital on programs we believe have the highest commercial and scientific merit with the potential to deliver new medicines for patients, if approved."

“2021 has the potential to be a transformative one for Liminal BioSciences as we progress our evaluation of strategic alternatives for our plasma-derived therapeutics business, while continuing to work towards the PDUFA target action date of June 5, 2021 for Ryplazim® (plasminogen),” stated Patrick Sartore, President of Liminal BioSciences.

Key Corporate and R&D Priorities

Liminal BioSciences continues to take precautionary measures in response to the COVID-19 global pandemic to protect the health of its employees, their families, patients, donors and local communities. The Company has had only limited disruptions to ongoing business operations related to the pandemic and provides the following updates on certain near-term objectives and timelines:

•	Anticipated initiation of a global Phase 2 clinical trial of fezagepras in patients with idiopathic pulmonary fibrosis (IPF) in the first half of 2022;
•	Preparatory work for an anticipated Phase 1b/2a clinical trial of fezagepras in the US for patients with high triglyceride levels (hypertriglyceridemia) in 2022;

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Pending the outcome of our preclinical research, and successful identification of a pre-clinical drug candidate, we plan to initiate a pre-clinical IND enabling program to support a First-in-Human Phase 1 single ascending dose clinical trial of our GPR84 antagonist drug candidate in healthy volunteers for safety and tolerability;

•	Expected nomination of preclinical candidate for OXER1 antagonist research program in the second half of 2021;
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We anticipate implementing strategic alternative(s) for the plasma-derived therapeutics business in 2021, these alternatives may result in a divestment, in whole or in part, of the plasma-derived therapeutics business and/or other non-core assets, or in other courses of action including but not limited to other strategic transactions or the closure of the Ryplazim related operations, to focus use of cash on our small molecule therapeutics business;

•	Current expected Prescription Drug User Fee Act (PDUFA) target action date for Ryplazim® (plasminogen) is June 5, 2021;
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We may be eligible to receive a Pediatric Rare Disease Priority Review Voucher (PRV) from the FDA if we receive regulatory approval on Ryplazim® (plasminogen), and if we receive a PRV for Ryplazim, we anticipate seeking to monetize any such PRV in 2021, subject to any strategic transactions or decisions relating to our plasma-derived therapeutics’ business.

Select Fourth Quarter and full year 2020 Financial Results:

All amounts presented in this section are in Canadian $ unless otherwise specified.

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Cash Position: Cash and cash equivalents at December 31, 2020 were $45.1 million. The Company’s working capital, i.e., the current assets net of current liabilities, at December 31, 2020 amounted to $49.2 million.

•	Revenues were $3.3 million for the year ended December 31, 2020 compared to $4.9 million for the year ended December 31, 2019.
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Research and development expenses were $11.6 million for the fourth quarter of 2020 compared to $17.3. million for the fourth quarter of 2019, and $56.8 million for the year ended December 31, 2020 compared to $75.1 million for the year ended December 31, 2019. The 24% decrease for the year is mainly due to a reduction in manufacturing cost for Ryplazim® (plasminogen), a reduction in compensation expenses, and the recognition of grants under the Canadian Emergency Wage Subsidy program of the Canadian government.

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Administration, selling and marketing expenses were $9.0 million for the fourth quarter of 2020 compared to $10.3 million for the fourth quarter of 2019, and $38.6 million for the year ended December 31, 2020 compared to $45.3 million for the year ended December 31, 2019. The 12% decrease in the quarter and 15% decrease for the year is mainly due to a reduction in compensation expenses partially offset by an increase in directors’ and officers’ insurance cost.

•	Finance costs were $3.3 million for the fourth quarter of 2020 compared to $1.9 million for the fourth quarter of 2019, as a result of the long-term debt issuances in the third quarter of 2020.
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Impairment losses were $20.9 million for the year ended December 31, 2020 and came principally from the impairment of certain right-of-use assets in the plasma-derived therapeutics segment, as a result of the re-focus of resources on its small molecule therapeutics segment, and from patents for certain compounds in our small molecule therapeutics segment which are not within the area of fibrosis on which we intend to focus.

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Net loss from continuing operations was $43.4 million for the fourth quarter of 2020 compared to $39.6 million for the fourth quarter of 2019, and $122.1 million for the year ended December 31, 2020 compared to $234.2 million for the year ended December 31, 2019.

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases of high unmet medical need, primarily related to fibrosis, including respiratory, liver and kidney diseases. Liminal BioSciences’ lead small molecule product candidate, fezagepras (PBI-4050), is being evaluated in a Phase 1 multi-ascending dosed clinical trial in in the UK to evaluate multiple ascending doses in normal healthy volunteers, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. A global Phase 2b clinical trial evaluating fezagepras for the treatment of patients with idiopathic pulmonary fibrosis (IPF) is anticipated to be initiated in the first half of-2022.

Fezagepras has previously been granted Orphan Drug Designation by the FDA and the European Medical Agency (EMA) for the treatment of IPF. Fezagepras has also received a Promising Innovative Medicines (PIM) designation by the Medicines and Healthcare products Regulatory Agency (MHRA) for IPF.

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Liminal BioSciences’ resubmitted a BLA in September 2020 with the FDA seeking approval to treat patients with clinical signs and symptoms associated with congenital plasminogen deficiency with its lead plasma-derived product candidate Ryplazim®(plasminogen) (“Ryplazim®”). The PDUFA target action date for Ryplazim® is June 5, 2021. Ryplazim® has previously been granted Orphan Drug and Rare Pediatric Disease Designations by the FDA for the treatment of congenital plasminogen deficiency.

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to: the utilization of cash on the small molecule therapeutics business; the target PDUFA action date for Ryplazim®; the form, timing, ability to consummate or successful outcome of any strategic transactions pertaining to the Company’s non-core assets, including a potential divestment of the Company’s Ryplazim-related business or assets; the receipt of a PRV and ability to monetize such asset; the potential of our product candidates and development of R&D programs and the timing of initiation or nature of preclinical and clinical trials. These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with FDA review, our ability to consummate any strategic transaction relating to our plasma-derived therapeutics business and/or non-core assets related thereto, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize product candidates, if ever, the impact of the COVID-19 pandemic on its business operations, plasma collection, clinical development, regulatory activities and financial and other corporate impacts, the availability of funds and resources to pursue R&D projects, manufacturing operations or commercialization activities, the successful and timely completion of clinical trials, the ability of Liminal BioSciences to take advantage of financing opportunities or business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and general

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changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F for the year ended December 31, 2020 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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